Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Total Realty Trust Inc.:

We consent to the incorporation by reference in the registration statement No. 333-125338 on Form S-11, of Dividend Capital Total Realty Trust Inc. of our report dated April 19, 2006, with respect to the consolidated balance sheets of Dividend Capital Total Realty Trust Inc. and subsidiary (a development stage enterprise) as of December 31, 2005 and May 4, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from April 11, 2005 (inception) to December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of Dividend Capital Total Realty Trust Inc.

/s/ KPMG LLP

Denver, Colorado

April 25, 2006